PAN AMERICAN LITHIUM CORP.
3040 N. Campbell Avenue, Suite 110
Tuscon, Arizona USA 85719

June 30, 2011

Re:	Meeting of the shareholders of Pan American Lithium Corp. (the “Issuer”) to be held on August 5, 2011 (the “Meeting”)

I, Frank Garcia, the Chief Financial Officer of the Issuer, hereby certify that:

(a)

arrangements have been made to have proxy related materials for the Meeting sent in compliance with National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (the “Instrument”), to all beneficial owners at least 21 days before the date fixed for the Meeting;

(b)	arrangements have been made to carry out all of the requirements of the Instrument in addition to those described in subparagraph (a); and

(c)	the Issuer is relying on Section 2.20 of the Instrument to abridge the time prescribed in subsection 2.5(1) of the Instrument.

/s/ Frank Garcia
Frank Garcia
Chief Financial Officer